UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number 001- 39354

Quhuo Limited

(Exact name of registrant as specified in its charter)

3F, Building A, Xin’anmen, No. 1 South Bank

Huihe South Street, Chaoyang District

Beijing, People’s Republic of China

+86 (10) 5923-6208

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On October 8, 2025, Beijing Time (or October 7, 2025, Eastern Time), Quhuo Limited, a Cayman Islands exempted company (the “Company”), held an extraordinay general meeting of shareholders (the “EGM”). As of September 5, 2025, the record date for the EGM, the Company had an aggregate of 896,950,139 ordinary shares outstanding, consisting of 890,653,509 Class A ordinary shares, par value US$0.0001 each (the “Class A Ordinary Shares”) and 6,296,630 Class B ordinary shares, par value of US$0.0001 each (the “Class B Ordinary Shares”), entitled to vote at the EGM.

At the EGM, the Company’s shareholders approved the following proposals:

(i)	Proposal 1: as an ordinary resolution, to increase the Company’s authorized share capital FROM US$500,000 divided into 5,000,000,000 shares comprising of (a) 4,993,703,370 Class A Ordinary Shares and (b) 6,296,630 Class B Ordinary Shares, TO US$10,000,000 divided into 100,000,000,000 shares comprising of (a) 80,000,000,000 Class A Ordinary Shares, (b) 6,296,630 Class B Ordinary Shares, and (c) 19,993,703,370 shares of a par value of US$0.0001 each of such class or classes (however designated) as the board of directors of the Company may determine in accordance with the articles of association of the Company (“Un-designated Shares”), by the creation of an additional 75,006,296,630 Class A Ordinary Shares and 19,993,703,370 Un-designated Shares (the “Increase of Authorized Share Capital”);

(ii)	Proposal 2: subject to the approval of Proposal 1, as a special resolution, to amend the authorised share capital of the Company by the creation of a new class of shares, namely Class C ordinary shares, par value of US$0.0001 each (“Class C Ordinary Shares”), by the redesignation of 500,000,000 authorised but unissued Un-designated Shares as Class C Ordinary Shares on a one-for-one basis, each carrying voting power equivalent to 480 Class A Ordinary Shares (the “Re-designation of Shares”), such that, immediately following the Re-designation of Shares, the authorised share capital of the Company shall be US$10,000,000 divided into 100,000,000,000 shares comprising of (a) 80,000,000,000 Class A Ordinary Shares; (b) 6,296,630 Class B Ordinary Shares; (c) 500,000,000 Class C Ordinary Shares, and (d) 19,493,703,370 Un-designated Shares;

(iii)	Proposal 3: subject to the approval of Proposal 1 and Proposal 2, as a special resolution, to approve and adopt the Fourth Amended and Restated Memorandum and Articles of Association, with immediate effect in substitution for and to the exclusion of the Third Amended and Restated Memorandum and Articles of Association currently in effect, which, among others, incorporates the Increase of Authorized Share Capital and the Re-designation of Shares; and

(iv)	Proposal 4: subject to the approval of Proposal 1 and Proposal 2, as a special resolution, to issue to LESYU Investments Limited, a British Virgin Islands company wholly-owned by Mr. Leslie Yu, the Chairman and Chief Executive Officer of the Company, 100,000,000 Class C Ordinary Shares at par value each, for an aggregate consideration of US$10,000 (the “Issuance of Class C Ordinary Shares”).

Set forth below are the voting results for each of the proposals at the EGM.

1.	Proposal 1: The Increase of Authorized Share Capital

For	Against	Abstain
3,898,885,121	7,251,300	71,100

2.	Proposal 2: The Re-designation of Shares

For	Against	Abstain
3,082,226,532	7,285,500	29,700

3.	Proposal 3: The approval and adoption of the Fourth Amended and Restated Memorandum and Articles of Association with immediate effect

For	Against	Abstain
3,082,226,532	7,253,100	62,100

4.	Proposal 4: The issuance of Class C Ordinary Shares to LESYU Investments Limited for an aggregate consideration of US$10,000

For	Against	Abstain
3,080,555,232	8,619,300	367,200

Following the approval of Proposal 3, the Fourth Amended and Restated Memorandum and Articles of Association became effective on the date of the EGM, and has been filed with the Registrar of Companies in the Cayman Islands. A copy of the Fourth Amended and Restated Memorandum and Articles of Association is attached hereto as Exhibit 3.1 and is incorporated herein by reference.

In addition, upon approval of Proposal 4, the Company issued 100,000,000 Class C Ordinary Shares to LESYU Investments Limited at par value for a total consideration of US$10,000. The Issuance of Class C Ordinary Shares was pursuant to Regulation S promulgated under the Securities Act of 1933, as amended. Immediately following the Issuance of Class C Ordinary Shares, Mr. Yu beneficially owns 6,296,630 Class B Ordinary Shares and 100,000,000 Class C Ordinary Shares, entitling him to an aggregte of 98.06% of the total voting power of the Comapany.

INCORPORATION BY REFERENCE

This Report on Form 6-K, including all the exhibits hereto, is incorporated by reference into the registration statements on Form S-8 (File No. 333-248884) and Form F-3, as amended (File No. 333-273087 and File No. 333-281997) of Quhuo Limited and shall be a part thereof from the date on which this Report on Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit Number	Description
3.1	Fourth Amended and Restated Memorandum and Articles of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Quhuo Limited

Date:	October 14, 2025	By:	/s/ Leslie Yu
			Name:	Leslie Yu
			Title:	Chairman and Chief Executive Officer